China Yingxia International, Inc.

September 2007
(Ticker: CYXI)





Safe Harbor Statement

This presentation contains forward-looking statements and forecast financial statements concerning the future of the company that are intended to qualify for the safe harbors from liabilities, established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements and forecast financial statements can be identified by such words as "believes", "anticipates", "plans", "expects", or words of similar impact. The future performance of the company is subject to a number of factors including, but not limited to, general economic conditions, financing, competitive activity, and the possibility of future government regulations that may adversely affect the company. For more information about potential risks in investing in our company, please read our periodic filings at http://www.sec.gov.





Summary

- **High Margin Health and Food Products**

- **Highly scalable independent distributor model which requires low overhead**

- **Vertical control of all Aspects of Production ensures quality to consumers**

- **Solid Balance Sheet, low leverage**

- **Seasoned Management Team**





Who We Are (CYXI)

Rapidly Growing Health Products Manufacturer and Distributor

- ☐ 650+ independent distributors as of Q2 '07
- ☐ Located in most Chinese provinces

Six Complementary Product Lines

- ☐ Soybean-based foods and drinks 14%
- ☐ Longgu golden millet enriched products 10%
- ☐ Cactus-based herbal supplements 45%
- ☐ Personal care products 5%
- ☐ Nestle™ products 6%
- ☐ Organic rice products 7%



Industry Overview

Chinese Health Food Industry

- Over 3,000 health food companies in China today

- Expenditure on health products have grown at an annual rate of 17%

- Sales totaled $5 billion in 2003 and are estimated to reach $12.5 billion by 2008



Annual Sales of Health Food in China



Corporate Overview

- 180 Employees (as of December 31, 2006)
  - Production, 148
  - Management, 8
  - Research & Development, 24
- Corporate Structure:



China Yingxia International, Inc. (CYXI.OB)	
(100% own)	
Warner Nutraceutical International, Inc.	Outside of China
(100% own)	
Harbin Yingxia Industrial Co., Ltd	Within China



Vertically-Integrated Business Model

We have established a system that includes research, planting, production, deep processing, storage, and sales.

     

Scientific Research　　　　Planting Base　　　　Production Base

      

Processing Base　　　Retail Shop　　　Sales　　　Customer

We are able to control all aspects of the business, including the technology content of the product, supply of raw materials, quality of production and management of customer relationships.



Distribution Model

Rapid growth by giving new franchisees discounted prices and financial benefits



Franchisees



Township
50 – 100 sq ft.

District
500 sq. ft.

Provincial
1000 sq. ft.



Sales and Earnings Growth

- FY '05   FY '06

  $6.2M $8.1M   31% Increase

- 1st Half '06   1st Half '07

  $3.5M $6.9M   97% Increase

- Net Income

  - FY '05   FY '06

    $1.8M   5.3M   194% Increase

  - 1st Half '06   1st Half '07

    $1.9M $3.0M   58% Increase





Geographical Opportunities

- 6,867,000 Total Sales through June 30, 2007

- Heilongjiang Province accounts for 48% of total sales
- Jilin Province—20% of total sales
- Other provinces account for remaining 32%



Balance Sheet (in thousands)

	06/30/2007	12/31/2006
Current Assets	$ 9,100	$ 4,843
Fixed Assets	$ 15,420	$ 14,990
Accounts Receivable	$0	$1
Total Assets	$24,916	$ 20,128
Total Liabilities	$ 2,166	$909
Net Book Value	$22,750	$19,218





Income Statement (in thousands)

	06/30/2007	6/30/2006
Sales	$6,867	$3,451
Cost of Sales	$3,099	$1,276
Gross Profit	$3,768	$2,175
Net Income	$3,005	$1,942





Growth Strategy

- **Rapidly expand sales Network**

- **"Blockbuster" Products**



Production



- **Completed construction on our new 54,600 sq. feet manufacturing facility**
- **We expect to be fully operational and operating at 100% capacity by the end of the 2007**
  - ☐ 10,000 tons/year of soybean milk products
  - ☐ 20,000 tons/year of Longgu golden millet products
  - ☐ 10,000 tons/year of cactus dry powder yielding 6 million bottles of cactus powder based supplements





Research and Development

- Internally developed the procedures for and fully own the intellectual property rights to these technologies
    - Cactus dry powder and processing
    - Longgu golden rice processing
    - Fruit and vegetable functional food processing

- Partnership with Queensland, Australia-based company, King International Co., Ltd., who owns a patent in its world-leading soybean processing technology

- Close relationships with research resources such as
    - Northeastern Agricultural University
    - Harbin Medical University
    - Heilongjiang Traditional Chinese Medicine and Pharmaceutical University
    - The Chinese Academy of Agricultural Sciences
    - Nanjing Agricultural University





New Product

- In March 2007, we announced an agreement with The Chinese Academy of Agricultural Sciences, a top agricultural institution in China and The Nanjing Agricultural University, a leading agricultural university in China

- We obtained the exclusive patent of a new breed of rice, "W3660", and the first right of refusal on all other products developed by these institutions

- The organic rice benefits consumers suffering from nephropathy and diabetes, a very large market in China and around the world

- Recently, we planted over 800 acres of this rice and will be harvested this fall

- Annual production of 3,000 kgs/acre, priced at $4/kgs, the annual revenue potential could reach $10 million per year by 2009





Soybean Production - Heilongjiang Province

- 36 million acres of Chernozem or "black soil" which is enriched with nutrients and nitrogen compounds not found in other regions of China

- Chernozem contains higher levels of humus, the organic materials of soil, which allows for the higher quality harvest of millet and wheat

- Rich in phosphoric acids, phosphorus and ammonia

- Large temperature difference between daytime and nighttime
  - Extremely beneficial to the growth of soybeans, millets, and cactus

- Produces 40% of the soybeans in China

- Annual soybean output of over 5 million tons





Guidance

- 2007—Revenue-$15 million
- 2007---Net Income—$6 million

- 2008—Revenue-$22 million
- 2008—Net Income-$9-10 million





Management Team

Jiao Yingxia, Chairwoman, CEO, CFO - Ms. Yingxia graduated from the Harbin University of Chinese Medicine, and is currently a research fellow of Chinese Academy of Science. She worked for many years in the medical and hospital management field before she founded the Yingxia group in 1998. Since then she has accumulated rich management experiences and leads the Yingxia management team.

Zhang Ping, COO - Mr. Ping serves as chief production supervisor and comes from an agronomist background. He previously held posts within various government agricultural administrative departments. He is responsible for overseeing the production and quality control of the raw materials used in the manufacturing process.

Lixue Deng, Marketing Director – Mr. Deng was appointed to the Board on May 29, 2007. Mr. Deng is the son of Yingxia Jiao, our Chairwoman, Chief Executive Officer and Chief Financial Officer, and has been working for Harbin Yingxia since 2004. Mr. Deng currently resides in the US and is exploring the establishment of a west coast office and interfacing with US investors and shareholders. Mr. Deng studied business management at the University of Essex in Colchester, UK from 2000-2003.

Dr. Zhaobo Wang, Independent Director - Dr. Wang was appointed as an independent Director on February 8, 2007 and serves on the serve on the Nominating and Corporate Governance Committee. Dr. Wang is a distinguished educator with business experience. Dr. Wang has been a professor of Operations Management/Business Statistics of Fairleigh Dickinson University (FDU) since 1992. He established the Chinese American Business Institute at FDU where he serves as the first director. Dr. Wang was elected as the first ever Asian-American school board member of Edison Township. Dr. Wang received his Ph.D. in Operations Management in 1992 and MBA in Management Information Systems in 1990 from Rutgers University.





Investment Highlights

Strong business model
- Steady supply of quality raw materials, leading technology, efficient management, and great market potential

Value added products
- Our products are produced and developed with advanced technology
- Organic rice and Soybean products will generate meaningful sales going forward

New Facility
- Full capacity of 54,000 sq. ft. facility by the end of 2007

Strong research & development capabilities
- We not only have a team of qualified technology professionals but also a network of R&D resources and partnered companies home and abroad

Agricultural advantage
- Heilongjiang Province is one of a few "black soil" areas in the world
- Rich soil and temperature difference is extremely beneficial for our products
- Stable supply of raw materials

Industry
- Expanding industry with increased consumer spending in China

Strong government policy support
- State and local governments have always put agriculture as its number one industry
  - Our government provides support in terms of capital, technology, and taxation treatment





Summary

- High Margin Health and Food Products

- Independent distributor model requires low overhead

- Vertical control of all Aspects of Production ensures quality to consumers

- Solid Balance Sheet

- Seasoned Management Team





Thank you!

